SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ASSIGNED INVESTMENT GRADE RATING BY MOODY’S

Moody’s evaluation is based on Braskem’s significant capture of synergies and financial discipline

The risk-rating agency Moody’s has just upgraded Braskem’s rating from “Ba1” to “Baa3”, assigning the Company an investment grade. Outlook remains stable. According to the agency, the upgrade reflects the successful integration with Quattor, which results in a better operational performance and cash generation. With the approval by the Administrative Council of Economic Defense (CADE – Brazil’s Antitrust Authority) of Quattor acquisition, Moody’s analysts believe that Braskem will be able to capture additional synergies and speed up the Company deleverage process as an anticipation of investments in expansion.

The stable outlook reflects Moody’s expectation that Braskem will maintain its leading positioning in the thermoplastic resins market, improve its consolidated margins with the capture of new synergies resulting from Quattor acquisition and prudently manage its liquidity. According to the agency, stable outlook also premises that new projects will be structured aimed at ensuring the Company’s current financial health.

Yesterday, the risk-agency Standard & Poor’s upgraded Braskem’s rating from “BB+” to “BBB-“, also assigning the company an investment grade, and classified the Company as stronger in terms of business and liquidity.

According to Marcela Drehmer, Braskem’s Chief Financial and Investor Relations Officer, “the assignment of an investment grade by two risk-agencies enables Braskem to access new investors and add value to shareholders due to the potential reduction of the Company’s cost of capital”.

For further information, please contact Braskem’s Investor Relations Department by dialing (+55 11) 3576-9531 or e-mailing to braskem-ri@braskem.com.br.

São Paulo, March 31, 2011

Marcela Aparecida Drehmer Andrade

Investor Relations Officer

Braskem S.A.

11

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.